Lauren B. Prevost
404-504-7744
August 14, 2012	lprevost@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Landmark Apartment Trust of America, Inc. (f/k/a Apartment Trust of America, Inc.)
Form 10-K for the fiscal year ended December 31, 2011
Filed March 30, 2012
File No. 000-52612

Dear Mr. Woody:

On behalf of Landmark Apartment Trust of America, Inc. (f/k/a Apartment Trust of America, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 25, 2012 relating to the Company’s Annual Report on Form 10-K, filed March 30, 2010 (the “Form 10-K”).

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, pages 56 – 61

1.	We note that you believe you will continue to achieve revenue growth through increasing rental rates on existing and new residents. In future filings please disclose your average rental rate for all periods presented and provide a comparison analysis of the renewal rental rates to the expired rent rates.

Response: The Company undertakes to disclose its average rental rates for all periods presented in future filings. The Company does not keep records of expired rental rates due to the frequent turnover of its apartment leases. The Company respectfully submits that a comparison analysis of the renewal rental rates to the expired rental rates would be unduly burdensome to provide and would not provide investors with any meaningful information other than trends in rental rates, which the Company believes will be apparent in the period over period comparisons of its average rental rates.

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody, Accounting Branch Chief

Securities and Exchange Commission

August 14, 2012

Liquidity and Capital Resources, pages 61 – 67

2.	We note that you have contractual obligations of approximately $20 million due in less than a year. You also indicate that cash needs for purposes other than acquisitions will be met from operations, borrowings and the net proceeds from your follow-on offering. Given that that the follow-on offering has been terminated, in future filings please provide a more expansive discussion of your plans for meeting your contractual obligations and to the extent that earnings are insufficient to cover these contractual obligations, please discuss the sources of funding to cover any shortfalls such as available capacity within a line of credit.

Response: The Company undertakes to provide in future filings a more expansive discussion of its plans for meeting its contractual obligations and, to the extent that earnings are insufficient to cover these contractual obligations, it will discuss the sources of funding to cover any shortfalls.

Item 9A. Controls and Procedures, page 72

3.	In future filings, pursuant to Item 308(a)(2) of Regulation S-K, please provide a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting. Framework should be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. Reference Release No. 33-8238: “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”.

Response: The Company undertakes to provide in future filings a statement identifying the COSO financial controls framework as the framework used by management to evaluate the effectiveness of its internal control over financial reporting.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 76

4.	We note that the date of the report does not match the date disclosed within the consent filed as Exhibit 23.2. Please clarify and/or amend accordingly.

Response: The date of the report of Deloitte & Touche, LLP included in the Form 10-K contains a typographical error. It appears that the correct date, March, 25, 2011, was inadvertently changed during the filing process to March 30, 2012. The consent filed as Exhibit 23.2 correctly identifies the report. The Company undertakes to file an amendment to the Form 10-K to correct the typographical error.

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody, Accounting Branch Chief

Securities and Exchange Commission

August 14, 2012

Note 7 – Commitments and Contingencies

Litigation, pages 94 – 95

5.	We note you have not accrued any amount for the possible outcome of the Fairfax and Cook County Action because you do not believe that a material loss is probable or estimable at this time. We also note that at some point within these proceedings, a settlement agreement was reached, but failed to come to fruition because various conditions were not satisfied. Given this fact, please explain why you believe a loss is not probable or estimable. In addition, please clarify if there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings. If so, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification. Given that this litigation has been sufficiently far along to result in a failed settlement agreement, it appears that a range would have been estimable.

Response: The Company respectfully notes that the settlement discussions referenced in the Form 10-K and noted in the Staff’s comment focused on modifications to existing management agreements and not on a cash settlement. Accordingly, as of March 30, 2012, the date on which the Company filed its From 10-K, the Company believed that the claims against it were without merit and that there was no reasonable possibility that a material loss would have been incurred as a result of these proceedings. As an update, and as subsequently disclosed in the Company’s Form 10-Q filed on August 14, 2012, the litigation before the Circuit Court of Fairfax County, Virginia (the “Fairfax Litigation”) went to trial beginning on April 9, 2012, and on June 27, 2012 the court ruled in the Company’s favor on all claims asserted against the Company. Accordingly, the Company has no liability in connection with the Fairfax Action. As discussed in the Form 10-K, the litigation before the Circuit Court of Cook County, Illinois (the “Cook Litigation”) was stayed until the proceedings in the Fairfax Litigation were concluded. The Company’s motion to dismiss the Cook Litigation is now scheduled to be heard on September 27, 2012. Although on July 25, 2012 the plaintiffs in the Fairfax Litigation filed a notice of appeal of the judgment of the court in that action, the Company has not accrued any amount for the possible outcome of the Fairfax Litigation because the Company believes the allegations contained in the complaints and in the appeal against the Company are without merit and the Company does not believe that a material loss is probable or estimable as a result of these proceedings.

* * * * *

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody, Accounting Branch Chief

Securities and Exchange Commission

August 14, 2012

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: B. Mechelle Lafon

Enclosure

LANDMARK APARTMENT TRUST OF AMERICA, INC.

August 14, 2012

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Landmark Apartment Trust of America, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed on March 30, 2012
File No. 000-52612

Dear Mr. Woody:

In connection with the letter of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, Landmark Apartment Trust of America, Inc. (the “Company”) hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Landmark Apartment Trust of America, Inc.

By:	/s/ B. Mechelle Lafon
Name:	B. Mechelle Lafon
Title:	Chief Financial Officer, Treasurer and Secretary